Exhibit 99.14

CODE OF BUSINESS CONDUCT AND ETHICS

Brookfield Residential Properties Inc.

February 2014

Brookfield Residential Properties Inc.  |  Code of Business Conduct and Ethics

CODE OF BUSINESS CONDUCT AND ETHICS

To All Directors, Officers and Employees

This Code of Business Conduct and Ethics (this “Code”) applies to the directors, officers and employees of Brookfield Residential Properties Inc. and all of its subsidiaries (collectively, “we”, “us”, “our” or the “company”). Separate Codes of Conduct of subsidiaries of Brookfield Residential Properties Inc. may supplement this Code so long as the provisions of such codes do not conflict with this Code.

It is our policy that all of our activities should be conducted with the highest standards of honesty and integrity and in compliance with all legal and regulatory requirements. In varying degrees, as a director, officer or employee of the company, you represent us in your dealings with others, whether they are with other employees, customers, suppliers, competitors, governments or the general public.

We expect each of you as directors, officers and employees to conduct your dealings on behalf of the company in accordance with this policy. So that there can be no doubt as to what is expected of each of you in this regard, the Board of Directors of the company (the “Board”) has endorsed this Code, which is to be followed by each of our directors, officers and employees.

SUMMARY OF THE CODE

As a director, officer or employee, when acting on behalf of the company you are expected to:

1.	Use company assets only for the purposes of fulfilling your corporate responsibilities.

2.	Use the company’s various forms of communication properly and appropriately.

3.	Not speak on behalf of the company unless authorized to do so.

4.	Avoid situations in which your personal interests conflict, might conflict or might appear to conflict with the interests of the company.

5.	Exhibit personal behavior, both inside and outside of work, that is consistent with and reinforces a positive public image of the company.

6.	Obtain permission before joining the board of directors of another company.

7.	Not take personal opportunities that are discovered through the use of property or information of the company or through your role with the company.

8.	Protect the confidentiality of “non-public information” concerning the company.

9.	Protect the confidentiality of “non-public information” about customers and others.

10.	Ensure that the books and records of the company are complete and accurate.

11.	Ensure that all business transactions are properly authorized.

12.	Ensure that the company provides fair and accurate public disclosure.

13.	Investigate and report any accounting, auditing or disclosure concerns.

14.	Be committed to creating a tolerant work environment free from discrimination and harassment.

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15.	Be committed to ensuring the health and safety of fellow directors, officers and employees.

16.	Know and comply with all laws, rules and regulations applicable to your position.

17.	Respect intellectual property.

18.	Not trade in the company’s securities or any other company’s securities if you possess material “non-public information” or during a blackout period.

19.	Deal fairly with the company’s stakeholders.

20.	Prevent the use of the company’s operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

21.	Not make bribes, including promises and payments, or authorize any gifts of anything of value on behalf of the company, whether directly or indirectly, to domestic or foreign officials to obtain or retain business or to secure an advantage.

22.	Always take into account the sensitivity and scrutiny involved in all our interactions with any public officials, their family members or their proxies.

23.	Avoid doing business with others who do not have a zero tolerance approach to bribery.

24.	Not allow joint venture partners, agents, contractors and suppliers to pay bribes on our behalf.

25.	Use your best judgment in giving or receiving gifts and do so only in limited circumstances.

26.	Not solicit donations from suppliers or vendors in a manner which communicates that compliance is a prerequisite for future company business.

27.	Not offer contributions, gifts or other benefits to political parties that might influence, or be perceived as influencing, a business decision, without appropriate approvals.

28.	Not engage in any lobbying activities on behalf of the company in a manner that violates applicable law.

EXPLANATION OF THE CODE

The Code prescribes the minimum moral and ethical standards of conduct required of all the company’s directors, officers and employees. Violations of this Code can have severe consequences and will result in the appropriate discipline being taken, up to and including dismissal where warranted by the circumstances.

An explanation of each of the rules is set forth below. If you have questions regarding the application of any rule or about the best course of action in a particular situation, you should seek guidance from your supervisor. The company’s senior officers and directors should seek guidance from the company’s Chief Financial Officer or the Chair of the Board, who shall consult, as appropriate, with the Chair of the Audit Committee of the Board.

Concerns about potential or suspected unethical, unprofessional, illegal, fraudulent or other questionable behavior should be reported in accordance with the section of this Code entitled “Reports and Complaints”.

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BUSINESS ETHICS AND PRACTICES

PROTECTING THE COMPANY’S ASSETS AND RESOURCES

Use company assets only for the purposes of fulfilling your corporate responsibilities.

The company’s assets are meant for business use, not for personal use. We all have a responsibility to protect and safeguard the company’s assets from loss, theft, misuse and waste.

The company’s name (including on corporate letterhead or personal websites), facilities and relationships are valuable assets and must only be used for authorized company business and never for personal activities. Do not identify yourself with the company while pursuing personal, political or not-for-profit activities unless you obtain the company’s authorization in advance.

The company’s property should never be used for personal gain, and you should not allow the company’s property to be used for illegal activities. If you become aware of theft, misuse or waste of our assets or funds or have any questions about your proper use of them, you should speak with your supervisor or make a report in accordance with the section of this Code entitled “Reports and Complaints”.

Misappropriation of the company’s assets is a breach of your duty to the company and may be an act of fraud against the company. Taking the company’s property from our facilities without permission may be regarded as theft and could result in dismissal. In addition, carelessness or waste of the company’s assets may also be a breach of your duty to the company and could result in dismissal.

During the course of, or related to, your employment with the company, you may be involved in the creation, development or invention of intellectual property, which includes but is not limited to, ideas, concepts, methods, processes, inventions, confidential information and trade secrets, works of authorship, trademarks, service marks and designs. All such intellectual property and the rights therein, such as copyrights and patents, will be owned by the company. You are responsible for cooperating with the company and providing all necessary assistance to ensure that all such intellectual property and related rights become the exclusive property of the company, including by providing the company with such assignments, waivers and other documents as may be requested.

Our information and records are valuable corporate assets and must be managed with due care. Additionally we must comply with legal and regulatory requirements that relate to document and record retention and disposition. To preserve these assets and comply with legal and regulatory requirements, you are required to comply with any legal hold notifications you may receive as well as any document retention policies applicable to your business unit.

The company’s assets also include all memos, notes, lists, records and other documents (and copies of each of these) that you make or compile relating to the company’s business. All of these are to be delivered to the company promptly after your employment ceases or at any time that the company requests.

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POLICY REGARDING E-MAIL, THE INTERNET, TELEPHONES AND OTHER FORMS OF COMMUNICATION

Use the company’s various forms of communication properly and appropriately.

We provide our employees with access to e-mail, the internet, telephones and other forms of communication for business purposes, and while we understand the need for limited and occasional use of these tools for personal purposes, this use should not be excessive or cause detriment to the company. All business matters must be, save for in exceptional circumstances, conducted by employees on the company’s e-mail system or through other systems provided by the company (such as Lync and VPNs or other remote access tools). Internet and e-mail use must be conducted in a professional manner. Examples of inappropriate activity include accessing internet sites containing obscene or offensive material, or sending e-mails that are derogatory or harassing to another person or group of people or chain e-mails. In addition, employees must be vigilant to ensure that the network security is maintained through the appropriate use of passwords.

RESPONDING TO MEDIA, THE PUBLIC AND OTHER INQUIRIES

Do not speak on behalf of the company unless authorized to do so.

As a public company it is important to ensure our communications to the investing public are: (a) timely, factual and accurate; and (b) consistent and broadly disseminated in accordance with all applicable legal and regulatory requirements.

We have professionals who are trained and qualified as spokespersons to release information to the public and internal legal counsel who are authorized to communicate with regulators and stock exchanges. When members of the media, shareholders, financial analysts or government authorities contact the company to request information, the response can have far-reaching implications, including effects on our stock price and ability to compete. When we provide information on the company’s operational strategies, financial results or other material information, we must ensure both that the information is accurate and that it is an appropriate time to “go public” with that information. These are legal obligations governed by securities regulators and stock exchanges and there are serious consequences for improper disclosure.

As a result, there are significant implications for how we respond to enquiries from the media, financial analysts, securities regulators or stock exchanges and how we present the company publicly at events and conferences. If you receive a request from outside the company to speak on the company’s behalf and you are not authorized to do so, refer the request to the head of your business unit or forward the request to Investor Relations.

You must also understand that comments, posts or discussions regarding the company and its customers and information pertaining to any security or investment strategy made through social networks, chat rooms, wikis, virtual communities, blogs, and other digital mediums (collectively, “social media”) may be considered advertising under applicable regulations. Accordingly, you are strictly prohibited from commenting, posting or discussing the company and its customers and information pertaining to any security or investment strategy on any social media without prior approval of the Chief Financial Officer.

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CONFLICTS OF INTEREST AND PERSONAL BEHAVIOR

Avoid situations in which your personal interests conflict, might conflict or might appear to conflict with the interests of the company.

As an employee, officer or a director, we expect that you will act honestly and ethically and in the best interests of the company by avoiding conflicts of interest in your personal and professional relationships. While we respect your right to manage your personal affairs and investments and we do not wish to intrude on your personal life, employees should place the company’s interest in any business transaction ahead of any personal interest or gain and avoid situations that present a potential, actual or perceived conflict between their interests and the company’s interests.

Conflicts of interest are generally prohibited as a matter of company policy and a waiver of this Code will be granted only in very exceptional circumstances. Exceptions for employees may only be made after management reviews the matter and makes a recommendation to the Chair of the Board (in the case of employees) or the Board or a committee thereof (in the case of officers or directors) for their approval.

A “conflict of interest” occurs when a person’s private interest interferes, or even appears to interfere, in any way with the interests of the company as a whole. As an employee, officer or director, you may have a conflict of interest if you are involved in any activity that prevents you from performing your duties to the company properly, or that may create a situation that would affect your judgment or ability to act in the best interests of the company. For example, no employee should have a significant interest in a business, whether directly, through a family member or personal acquaintance that supplies goods or services to, or secures goods or services from, the company, without receiving approval in accordance with this Code.

To assist your determination of what constitutes a “conflict of interest” it is important to note that the company believes that employees who engage third parties who routinely conduct business with the company for the employee’s personal purposes can create real or, at the very least, apparent conflicts of interest. Employees must not, without the prior written consent of the company’s Chief Financial Officer (or, in the case of the Chief Financial Officer, without the prior written consent of the Chief Executive Officer), engage, retain, hire or otherwise solicit, either orally or in writing, any vendor, contractor or other third party whom they know routinely supplies goods to or renders services for the company to supply goods to or render services for the employee’s personal purposes if the value of the goods or services to be provided would exceed, individually or in the aggregate, in any twelve month period the amount stated in the Supplementary Guidance that accompanies this Code; provided that such approval is not required for transactions with third parties that are generally available to all employees of the company by virtue of their relationship with the company (for example, transacting with company preferred vendors or taking advantage of the discounts available to employees of the company that are posted on the company’s intranet).

Conflicts of interest can exist in many other situations and the foregoing guidance is not intended to represent the only activities that could constitute such a conflict.

To avoid conflicts of interest, you should identify potential conflicts when they arise and contact the company’s Chief Financial Officer if you are unsure whether a relationship or transaction poses a conflict or appears to pose a conflict. Directors should consult with the Chair of the Board.

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If you become aware of any material transaction, agreement or relationship that reasonably could be expected to give rise to a conflict of interest for a director, officer or employee, it should be reported in accordance with the “Reports and Complaints” section of this Code.

Exhibit personal behavior, both inside and outside of work, that is consistent with and reinforces a positive public image of the company.

Your personal behavior should be consistent with and reinforce a positive public image of the company. It is essential that you consider how all of your actions, both inside and outside the company, might appear and that you use good judgment in all your personal and business dealings outside your role with the company.

You should refrain from activities at work and outside of work that could hurt the company’s reputation or good name and that could undermine the relationship of trust between you and the company. You should refrain from identifying a relationship with the company which in any way disparages the company, its employees or any of its competitors and customers, or their products or services.

Employees who have acted in a manner that is unbecoming, that could adversely affect the company’s reputation or good name and that compromises the relationship of trust between the company and the employee will be subject to disciplinary action up to and including termination.

BOARD SEATS ON OTHER COMPANIES

Obtain permission before joining the board of directors of another company.

Serving as a director of another company, even one in which the company has an interest, may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, may also create a conflict.

Before accepting an appointment to the board or a committee of any organization, officers and employees must receive written approval from the company’s Chief Financial Officer and directors must advise the Chair of the Board in advance of accepting an invitation to serve on the board of another public company.

Directors, officers and employees are permitted, however, to serve on boards of charities or non-profit organizations or in private family businesses that have no relation to the company and its businesses. Prior approval is not required for these types of situations. If you hold a position with a charity or non-profit organization and if you speak publicly for the entity, you should ensure that you are seen as speaking on behalf of the entity or as an individual, and not on behalf of the company.

CORPORATE OPPORTUNITIES

Do not take personal opportunities that are discovered through the use of property or information of the company or through your role with the company.

As an employee, officer or director, you are prohibited from taking for yourself opportunities that you discover through the use of the company’s property, information or position; from using company property, information or position for personal gain; and from competing with the company. Employees, officers and directors owe a duty to the company to advance its legitimate interests when the opportunity arises.

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CONFIDENTIAL INFORMATION

Protect the confidentiality of “non-public information” concerning the company.

Information is considered to be public if it has been disclosed in an annual report, annual information form, management information or proxy circular, press release, interim report, supplemental information, other public securities law filing or on the publicly accessible areas of the company’s website. “Non-public information” is information that is not generally available to the investing public through a press release, disclosure to shareholders or widely reported media coverage. The circulation of rumors, or “talk on the street”, even if accurate, is not considered public disclosure. The most common example of material “non-public information” is information about earnings, financial performance, or a potential transaction that has not yet been publicly disclosed.

Except where it is authorized or legally required, all directors, officers and employees must use every precaution to keep “non-public information” confidential. It is important to use discretion when discussing company business in public places such as elevators, restaurants and airplanes, or when using public or cellular phones, the internet and fax machines. You should also be careful not to leave confidential information in unattended conference rooms in public places where others can retrieve it.

Employees should not e-mail confidential information to their personal e-mail accounts or maintain a copy of any confidential information on their personal computers or other non-work electronic devices (unless the company has installed protective software on such devices). Employees have an obligation to take all reasonable steps to safeguard hard copies of confidential information that are removed from the office for legitimate business purposes (e.g. to be worked with at home or at external meetings).

The obligation to keep certain information confidential applies both during appointment or employment with the company, and after termination of appointment or employment, including on retirement.

Protect the confidentiality of “non-public information” about customers and others.

We also respect confidentiality of information regarding customers and other companies. If you learn of confidential information about a customer or another company in the course of your position, you should protect it the same way that you would protect confidential information about our company. Disclosure of confidential information can be harmful to the company and could be the basis for legal action against the company and/or the employee, officer or director responsible for the disclosure.

Data protection and privacy laws that affect the collection, use and transfer of personal customer information are rapidly changing areas of law and you should consult with your supervisor if you have any questions regarding appropriate uses of such information.

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ACCURACY OF BOOKS AND RECORDS

Ensure that the books and records of the company are complete and accurate.

The books and records of the company must reflect in reasonable detail all its transactions in a timely and accurate manner in order to, among other things, permit the preparation of accurate financial statements. All assets and liabilities of the company must be recorded as necessary to maintain accountability for them.

All transactions must be supported by accurate documentation in reasonable detail and recorded properly. The recorded value for assets must be compared to the existing assets at reasonable intervals and appropriate action taken with respect to any differences.

No information may be concealed from the auditors, the internal auditor, the Audit Committee of the Board or the Board.

In addition, it is unlawful to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.

Ensure that all business transactions are properly authorized.

The company’s contracts and agreements govern our business relationships. Because the laws governing contracts and agreements are numerous and complicated, policies and procedures are in place to ensure that any contract entered into by and on behalf of the company has the appropriate level of approval. As a result, if you enter into contracts or agreements on behalf of the company, you must have proper authorization, prior to the execution of any contract or agreement.

ACCOUNTING, AUDITING OR DISCLOSURE CONCERNS

Ensure that the company provides fair and accurate public disclosure.

We are required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, securities regulators and stock exchanges, as well as in other public communications made by the company. All employees who are responsible for the preparation of the company’s public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures and information are made honestly, accurately and in compliance with the company’s disclosure policies, controls and procedures.

We all have a responsibility to submit good faith questions and concerns regarding accounting, auditing or disclosure matters. Complaints and concerns related to such matters include, among others, actions involving: (a) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (b) deficiencies in, or noncompliance with, internal accounting controls; (c) misrepresentation or false statements in any public disclosure document, such as annual and quarterly reports, prospectuses, information/proxy circulars and press releases, including statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports; or (d) deviations from full and fair reporting of the company’s financial condition. Concerns about these matters should be reported in accordance with the section of this Code entitled “Reports and Complaints”.

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WORK ENVIRONMENT

DISCRIMINATION AND HARASSMENT-FREE ENVIRONMENT

Be committed to creating a tolerant work environment free from discrimination and harassment.

The company has zero tolerance for workplace discrimination and harassment and all directors, officers and employees must be committed to preventing an inhospitable work environment. All directors, officers and employees must ensure that the company has a safe and respectful environment, free of discrimination and harassment, where high value is placed on equity, fairness and dignity.

Discrimination is the denial of opportunity, through differential treatment of an individual or group. It does not matter whether or not discrimination is intentional; it is the effect of the behavior that is important.

Harassment on the basis of age, color, race, religion, gender, marital status, ancestry, sexual orientation, national origin, disability, veteran status or any other characteristic protected by law is prohibited. Harassment generally means offensive verbal or physical conduct that singles out a person to the detriment or objection of that person. Harassment covers a wide range of conduct, from direct requests of a sexual nature to insults, offensive jokes or slurs, which results in an inhospitable work environment. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional. Regardless of intent, such conduct is not acceptable and may also constitute a violation of applicable law.

No one may harass an employee, customer, vendor, supplier, visitor or any other person on the company’s premises or while doing its business regardless of location. Further, the company will not tolerate retaliation against anyone who makes a bona fide complaint of discrimination or harassment or who assists or cooperates in the investigation of a complaint.

An employee should report discrimination or harassment in accordance with the “Reports and Complaints” section of this Code.

Complaints of discrimination or harassment will be taken seriously and will be investigated. Any employee found to be harassing or discriminating against another individual, or any employee who knowingly condones the discrimination or harassment of another individual, will be subject to disciplinary action up to and including termination. The company reserves the right to discipline employees who knowingly make a false accusation about an innocent party.

SAFE WORKING CONDITIONS

Be committed to ensuring the health and safety of fellow directors, officers and employees.

We all have the right to work in an environment that is safe and healthy. In this regard, you must:

(a)	comply strictly with the letter and spirit of applicable occupational, health and safety laws and the public policies they represent, as well as any company policies that apply to your particular role;

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(b)	follow work instructions or procedures on health and safety laws;

(c)	not engage in illegal or dangerous behaviors; and

(d)	not possess or use weapons or firearms or any type of combustible materials in the company’s facilities or at the company-sponsored functions unless you are authorized by the company or the law to do so.

The company has zero tolerance for acts of violence, threats of violence, acts of intimidation and hostility towards another person or group of persons. Promptly report to your supervisor or in accordance with the “Reports and Complaints” section of this Code, any accident, injury or unsafe equipment, practices or conditions, violent behavior or weapons possession.

LEGAL AND REGULATORY COMPLIANCE

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Know and comply with all laws, rules and regulations applicable to your position.

Many of the company’s activities are subject to complex and changing laws, rules and regulations. Ignorance of the law is not, in general, a defense to an action for contravention. We expect directors, officers and employees to make every reasonable effort to become familiar with laws, rules and regulations affecting their activities and to exert due diligence in complying with these laws, rules and regulations and to ensure that those individuals reporting to them are also aware of these laws, rules and regulations. No director, officer or employee may enter into any arrangement contrary to applicable requirements or laws. Our objective is to restrict willful or negligent violations of these laws, rules and regulations.

We will make information concerning applicable laws, rules and regulations available to directors, officers and employees. If there is any real or apparent conflict between this Code and company policies or any applicable laws, rules or regulations, you should comply with the most restrictive requirement. If you have any doubts as to the applicability of any law, you should obtain advice from the company’s internal legal counsel.

The company’s policy is to meet or exceed all applicable governmental requirements regarding its activities. As an officer or employee, you must be aware of the applicable governmental requirements and report any violations thereof to your supervisor or in accordance with the “Reports and Complaints” section of this Code.

Respect intellectual property.

Intellectual property laws protect many materials you use in the course of your duties as an employee, officer or director of the company. A few examples are copyrights to computer software, books, audio or videotapes, trade journals and magazines. There may also be a copyright on presentation slides, training materials, management models and problem-solving frameworks produced by outside consultants. It is illegal to reproduce, distribute, use or alter intellectual property, such as copyrighted material and trademarks, without the permission of the intellectual property owner. You should also get permission to use a third party’s trademarks, logos or company names in any materials produced by us.

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You must also comply with the copyrights on software installed on your computer and on network storage areas you control. You may not copy, install or otherwise use software in a manner that violates the license agreement for that software.

SECURITIES LAWS AND INSIDER TRADING

Do not trade in the company’s securities or any other company’s securities if you possess material “non-public information” or during a blackout period.

If you have material “non-public information” about the company or a company with which the company does business or the company has invested in, you should not buy or sell securities of that company until after the information has become public. Information about the company is “material”:

(a)	if publicly known, results in or would reasonably be expected to result in a significant change in the market price or value of any of the company securities; or

(b)	if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold the company securities.

If you are not sure whether information is material or “non-public”, consult with the company’s Chief Financial Officer for guidance before engaging in a transaction.

You are also prohibited from disclosing material “non-public information” about the company to other people, such as relatives or friends, who may trade on the basis of the information or disclose this information to others. Securities laws prohibit trades made on the basis of these “tips”.

Trading blackout periods will apply to all directors, officers and employees with access to material “non-public information” and during periods when financial statements are being prepared but results have not yet been generally disclosed. Regular blackout periods commence on the first day of the month following the end of a quarter and end on the second day following the issuance of the news release disclosing the quarterly results. Blackout periods may also be prescribed from time to time as a result of special circumstances relating to the company.

Refer to the company’s Disclosure Policy for further details and direction.

FAIR DEALING

Deal fairly with the company’s stakeholders.

You must endeavor to deal fairly with security holders and the company’s customers, suppliers, competitors and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

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ANTI-MONEY LAUNDERING

ZERO TOLERANCE APPROACH TO MONEY LAUNDERING

We must prevent the use of our operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

The company is strongly committed to preventing the use of its operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities. Accordingly, the company will take such actions as it deems appropriate from time to time in order to comply with applicable anti-money laundering laws, such as the Bank Secrecy Act (U.S.), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (U.S.), the regulations administered by U.S. Department of Treasury’s Office of Foreign Asset Control, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Proceeds of Crime Act (U.K.).

Jurisdictions may publish lists of individuals, entities and organizations that the company is prohibited from accepting funds from or distributing funds to under applicable anti-money laundering laws. Employees are expected to use reasonable care to verify that counterparties are not owned or controlled by, or acting on behalf of, unsanctioned governments, groups, individuals or others. This includes requiring counterparties to make anti-money laundering representations in applicable transactional and other documents with the company. Internal legal counsel can provide anti-money laundering provisions to be inserted into such documents.

ANTI-BRIBERY AND CORRUPTION

ZERO TOLERANCE APPROACH TO BRIBERY

Do not make promises, payments or authorize any gifts of anything of value on behalf of the company, whether directly or indirectly, to domestic or foreign officials to obtain or retain business or to secure an advantage. Do not give or receive bribes.

We value our reputation for conducting business with honesty and integrity. It is vital for us to maintain this reputation as it generates confidence in our business by our customers, clients, investees and others – which ultimately means it is good for business.

Giving gifts or other benefits to public officials or to charities associated with a public official may be perceived to be a “bribe” or an attempt to influence a decision in our favor, no matter how innocent the intention may be. A bribe is anything of value that is offered, promised, given or received to influence a decision or to gain an improper or unfair advantage. Bribery may take the form of cash, the exchange of gifts (e.g., meals, entertainment, transportation, lodging or other things of value), the granting of loans or the provision of services to those being bribed.

Facilitation payments are also a form of bribe. Facilitation payments are small payments made to secure or speed up routine actions or otherwise induce public officials or other third parties to perform routine functions they are otherwise obligated to perform, such as approving plans, issuing permits, or completing other steps in the entitlement process, as well as things such as approving immigration documents or releasing goods held in customs. However, facilitation payments do not include legally required administrative fees or fees to fast-track services.

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Many countries, states and local jurisdictions have laws prohibiting bribes and facilitation payments and restricting gifts that may be provided to government officials. The United States Foreign Corrupt Practices Act of 1977 (“FCPA”) has very serious provisions against bribery, including the payment, or promise of payment, of anything of value to domestic or foreign officials. In Canada, the Corruption of Foreign Public Officials Act contains similar restrictions and consequences.

We do not pay bribes, including facilitation payments, in furtherance of our business and do not expect you to do so on our behalf. We have a zero tolerance approach towards bribery. This commitment comes from the highest levels of management and you must meet this standard. Making a bribe could result in disciplinary action up to and including dismissal.

Refer to the company’s Anti-Bribery and Corruption Program for further details.

DEALING WITH OFFICIALS

Take into account the increased sensitivity and scrutiny of interactions with public officials when applying this policy.

A “public official” is any person who is employed by or is acting in an official capacity for a government (including a municipality), a department, agency or instrumentality of a government, or a public international organization. Public officials include elected or appointed persons who hold legislative, administrative or judicial positions such as politicians, officials of a political party, candidates for office, bureaucrats and judges. Public officials also include persons who perform public functions such as professionals working for public health agencies, water authorities, planning officials and agents of public international organizations, such as the UN or World Bank. A public official may also include employees of government-owned or controlled businesses, including sovereign wealth funds. For example, if a government has an interest in a bank and exercises control over the activities of that bank, then the banking officials are likely to be considered public officials.

There is increased sensitivity and scrutiny of dealings with public officials because this has traditionally been an area where bribery activity is more likely to occur. Be cognizant of these risks in your dealings and interactions with public officials and consider how your actions may be viewed. For example, many jurisdictions have laws restricting gifts (e.g., meals, entertainment, transportation, lodging or other things of value) made to public officials and any gift, no matter how innocent, may be viewed as an attempt to influence the official.

Payments made to public officials directly or indirectly through a consultant, contractor or other intermediary is prohibited. Under no circumstances may you offer anything of value to a public official for the purpose of influencing the recipient to take or refrain from taking any official action, or to induce the recipient to conduct business with the company. All company directors, officers and employees must abide by the FCPA in addition to similar local laws.

In addition to prohibiting bribery, the FCPA and certain local laws require proper record-keeping and the establishment and maintenance of internal controls. The FCPA and similar local laws prohibit the mischaracterization or omission of any transaction on a company’s books or any failure to maintain proper accounting controls that result in such a mischaracterization or omission. The purpose of these

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provisions is to prevent publicly-traded companies from concealing bribes and to discourage fraudulent accounting practices. All transactions involving public officials must be recorded completely and accurately so that the purpose and amount of any such payment is clear. No undisclosed or unrecorded funds or assets of the company should be established for any purpose. False, misleading, or artificial entries should never be made in the books and records of the company for any reason.

If you have any questions or concerns regarding the FCPA or similar local laws, before you have any dealings with domestic or foreign public officials you should refer the matter to the company’s Senior Vice President & Corporate Counsel.

AGENTS, CONTRACTORS AND SUPPLIERS

Joint venture partners, agents, contractors and suppliers are not permitted to pay bribes on our behalf.

The company may be prosecuted for failing to prevent bribery by a person associated with it. This includes any person or entity that performs services for or on behalf of the company. Employees should avoid doing business with partners, agents and contractors who do not have a zero tolerance approach to bribery.

This means due diligence should be undertaken on contractors, partners and agents to establish their anti-bribery practices, where warranted by the assessed level of risk. This could include informing these persons (and associated companies) of the company’s anti-bribery policy, meeting with them to better assess their character, and making commercially reasonable inquiries into their reputation and past conduct. Anti-bribery language should be included in contractor, partner or agency agreements, where appropriate, in consultation with internal legal counsel.

Refer to the company’s Anti-Bribery and Corruption Program for further details and direction.

GIFTS TO AND FROM PERSONS

Use your best judgment in giving or receiving gifts and do so only in limited circumstances.

A critical part of the company’s reputation is dependent upon its integrity in dealing with its customers and suppliers. Therefore, a director, officer or employee or a member of his or her family may not solicit or receive payments, gifts, or other benefits from vendors, suppliers or other third parties as an inducement to do business.

Employees who do not comply with the requirements set out in this Code may be required to reimburse the company for the value of any gifts or benefits they receive on behalf of the company. In addition, violations of the company’s policies or legal and regulatory requirements in this regard could result in disciplinary action up to and including termination.

Individual business units of the company may develop and implement specific guidelines and procedures in relation to gifts and entertainment in a manner that is consistent and appropriate to the particular circumstances of the individual business unit. All such guidelines and procedures must be consistent with this Code and a copy should be provided to the company’s Vice President, Compliance. In the absence of such specific guidelines and procedures, the following is intended to help you avoid difficult situations.

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Gifts to Persons

Use your best judgment in giving and receiving gifts.

Directors, officers and employees should not offer expensive gifts or other benefits to persons, including public officials, and political parties that might influence or be perceived as influencing a business decision. Please refer to the section of this Code entitled “Dealing with Officials” for further detail on gifts to public officials and political parties.

Officers and employees whose duties permit them to do so, such as employees in marketing, may offer modest gifts, entertainment or other benefits to persons (other than domestic or foreign public officials) who have a business relationship with the company. The benefits must be given in accordance with generally accepted business practices. For example, it is acceptable to take a customer to dinner but it is not acceptable to give cash to a customer.

Gifts from Persons

Directors, officers and employees must not accept expensive gifts or other benefits from persons doing or seeking to do business with the company.

As a director, officer or employee, you cannot solicit, encourage or receive bribes, kickbacks or other payments, contributions, gifts or favors that could influence your own or another’s decision. Also, no one within the company is allowed to offer inducements which are not directly related to the merits of the business decision to customers, potential customers or employees, without the approval of the Chief Financial Officer.

It is acceptable to accept modest gifts, entertainment or other benefits from persons doing or seeking to do business with the company, provided the benefits are given in accordance with generally accepted business practices. For example, a pair of tickets to a baseball game may be accepted from a supplier. However, it is not appropriate to accept a trip from a supplier, unless there is a specific business purpose and the trip has been approved by your business unit head.

SOLICITATION OF DONATIONS

You are prohibited from soliciting donations from suppliers or vendors in a manner which communicates that compliance is a prerequisite for future company business.

We encourage our directors, officers and employees to contribute personal time and resources to charities and non-profit organizations. However, unless the solicitation is supported by the company, you are prohibited from using the company name or company stationery for solicitations from suppliers and vendors. You are also prohibited from soliciting donations in a manner that communicates that the donation is a prerequisite to doing business with the company.

All requests for corporate gifts or donations to charities and other non-profit organizations should be referred to the appropriate individual at the company in accordance with the company’s Limits of Authority Policy.

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POLITICAL DONATIONS AND LOBBYING

Do not offer contributions, gifts or other benefits to political parties that might influence, or be perceived as influencing, a business decision, without appropriate approvals.

Political donations made by individuals on their own behalf should comply with local laws and regulations.

In the U.S., various federal, state, and municipal laws and regulations impose specific restrictions and rules with respect to political contributions, both those made on behalf of the company or made by individuals on their own behalf, violations of which can carry significant penalties for the company. In Canada, there are limits on the dollar amount of political donations and these limits are calculated on a consolidated group basis.

As such, in order to ensure that we do not breach the law regarding political donations in the U.S., Canada or any other country, all political donations made by or on behalf of the company must adhere to applicable law and the company’s Limits of Authority Policy.

Do not engage in any lobbying activities on behalf of the company in a manner that violates applicable law.

Lobbying activities generally include attempts to influence the passage or defeat of legislation and may trigger registration and reporting requirements. In many jurisdictions, the definition of lobbying activity is extended to cover efforts to induce rule-making by executive branch agencies or other official actions of agencies, including the decision to enter into a contract or other arrangement.

All lobbying activities must be done in accordance with applicable law. The company’s Senior Vice President & Corporate Counsel should be notified of any lobbying activities done on behalf of the company.

COMPLIANCE WITH THIS CODE

STATEMENT OF COMPLIANCE

Upon commencement of employment, each director, officer and employee of the company will be provided with a copy of this Code (or with electronic access to this Code) and will be required to sign an acknowledgement and will annually be asked to certify the company’s statement of compliance. This statement of compliance is considered to also apply to the company’s Disclosure Policy and other policies referenced in this Code. Annual execution of a Statement of Compliance with this Code shall be a condition of continued employment with the company.

This Code, the policies referenced herein and your business unit’s related policies are intended to serve as a guide for your own actions and decisions and for those of your co-workers.

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REPORTS AND COMPLAINTS

Every employee, officer and director is required to act proactively by asking questions, seeking guidance and reporting any suspected violations with respect to compliance with the Code, other policies and procedures of the company, or any applicable government law, rule or regulation.

Unless specific sections of this Code indicate otherwise, if you believe that a violation of this Code or any law, rule or regulation has been or is likely to be committed by you or someone else who is a representative of the company, you have an obligation to promptly report the relevant information to your supervisor, since your supervisor will generally be in the best position to resolve the issue.

However, if you feel uncomfortable approaching your supervisor with your concern, or if you have any specific or general questions, you may contact the company’s Chief Financial Officer.

Directors should promptly report violations to the Chair of the Board, or to the relevant committee Chair.

If you are not comfortable with any of the above options, you can also call the company’s reporting hotline using the information below entitled “Internal Contact Information”.

Our reporting hotline is managed by an independent third party called the Network and a toll free number has been provided through which any employee can call anonymously to report suspected unethical, illegal or unsafe behavior. The Ethics Hotline is available toll-free, 24 hours a day, 7 days a week. You may also make an online submission: reportlineweb.com/brookfieldresidentialproperties.

The most important thing to remember when dealing with these types of questions or concerns is: when in doubt, ask.

TREATMENT OF REPORTS AND COMPLAINTS

Confidentiality of reported violations will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review and subject to law. We would prefer that you identify yourself to facilitate our investigation of any report; however, if you do not feel comfortable doing so you can make an anonymous report.

When making a report, please include as many specific details as possible, including back-up documentation where feasible, in order to permit adequate investigation of the concern or conduct reported. Vague, non-specific or unsupported allegations are inherently more difficult to pursue.

The party receiving the complaint must make a record of its receipt, document how the situation was dealt with and file a report with the company’s Vice President, Compliance. The Vice President, Compliance will retain all such reports, but will also maintain a separate log that will track the receipt, investigation and resolution of reported complaints specifically related to accounting controls, auditing and disclosure matters. Based on this log, the Vice President, Compliance will periodically compile a comprehensive summary of all of these types of complaints and the corrective actions taken and will bring the summary to the attention of the Audit Committee, since the Audit Committee is ultimately responsible for the company’s compliance with the accounting, auditing and disclosure-related aspects of this Code.

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The Vice President, Compliance will also bring any other complaints or reported violations that are not related to accounting controls, auditing or disclosure but are significant to the attention of the Governance and Nominating Committee, Management Resources and Compensation Committee, or the company’s relevant human resources officers, as appropriate.

No retribution or retaliation will be taken against any person who has filed a report based on the good faith belief that a director, officer or employee of the company has engaged, or is about to engage in criminal conduct or conduct in violation of this Code.

The company reserves the right to discipline you if you make an accusation without a reasonable, good faith belief in the truth and accuracy of the information or if you knowingly provide or make false information or accusations. “Good faith” does not mean that you have to be right, but it does mean that you must believe you are providing truthful information.

If you believe that you have been unfairly or unlawfully retaliated against, you may file a complaint with your supervisor or the company’s Chief Financial Officer. If you are a director, officer or employee and you believe your complaint concerning retaliation cannot be appropriately addressed by your supervisor or the company’s Chief Financial Officer, you should call the company’s reporting hotline or make a submission through the company’s online hotline form available here: reportlineweb.com/brookfieldresidentialproperties.

DISCIPLINARY ACTION FOR CODE VIOLATIONS

We will impose discipline for each Code violation that fits the nature and particular facts of the violation. If you fail to comply with laws or regulations governing the company’s business, this Code or any other company policy or requirement, you may be disciplined up to and including immediate termination, and if warranted, legal proceedings may be brought against you.

WAIVERS

Waivers of this Code for employees may be granted only in writing by the company’s Chief Financial Officer. Any waiver of this Code for the company’s officers or directors may only be made in writing by the Chair of the Board or of the Audit Committee and will be promptly disclosed to shareholders to the extent required by law, regulation or stock exchange requirement.

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LEGAL NOTICE

This Code serves as a reference to you. The company reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time. The company also reserves the right to interpret and amend this Code and these policies in its sole discretion as it deems appropriate. Any amendments to this Code will be disclosed and reported as required by law.

The company employs both non-union and union employees. If the terms and policies of this Code conflict with a specific provision of a collective bargaining agreement governing the wages, terms and conditions of employment for union-represented employees, the collective bargaining agreement will prevail; if a collective bargaining agreement is silent with respect to an area addressed in this Code, employees are expected to abide by this Code.

Neither this Code, these policies nor any statements made by any employee of the company, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at the company, establish conditions of employment for the benefit of the employee, or create an express or implied employment contract of any kind between employees and the company. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by a written contract.

This Code is also posted on our website. The version of this Code on our website may be more current and up-to-date and supersedes any paper copies, should there be any discrepancy between paper copies and what is posted online.

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INTERNAL CONTACT INFORMATION

Reporting Hotline

Telephone: 1-855-326-9718

Online: reportlineweb.com/brookfieldresidentialproperties

Brookfield Residential Properties Inc. Contacts

Chief Financial Officer Craig Laurie Brookfield Place 250 Vesey Street 15th Floor New York, New York 10281-1023 Telephone: (212) 417-7040	Chief Executive Officer Alan Norris 4906 Richard Road S.W. Calgary, Alberta T3E 6L1 Telephone: (403) 231-8905

Chair of the Board Robert L. Stelzl 4906 Richard Road S.W. Calgary, Alberta T3E 6L1 Telephone: (403) 231-8900	Vice President, Compliance Jessica Caldwell 7303 Warden Avenue, Suite 100 Markham, Ontario L3R 5Y6 Telephone: (905) 948-5196

Executive Vice President & Corporate Counsel Shane Pearson 4906 Richard Road S.W. Calgary, Alberta T3E 6L1 Telephone: (403) 231-8947

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